[redacted]

S 09040613 COMMISSION
...549

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SEC FILE NUMBER
8- 66755

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFMAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue, Suite 320
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Kim **(212) 644-2017**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Mayer Offman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OFFMAN SECURITIES, LLC**, as of **December 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN KIM
Notary Public, State of New York
No. 01KI6190500
Qualified in Queens County
Commission Expires July 28, 2012

Notary Public

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFMAN SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

(With Independent Auditor's Report Thereon)

OFFMAN SECURITIES, LLC

DECEMBER 31, 2008

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Members of
Offman Securities, LLC

We have audited the accompanying statement of financial condition of Offman Securities, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Offman Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 27, 2009

OFFMAN SECURITIES, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	8,823
Due from clearing broker		433,478
Securities owned at market value		224,124
Fixed assets (net of accumulated depreciation of $125,199) (Note 4)		149,451
Other assets		161,865
TOTAL ASSETS	$	977,741
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Securities sold, not yet purchased, at market value	$	41,380
Accrued expenses and other payables		88,468
Obligations under capital lease		49,439
TOTAL LIABILITIES		179,287
Commitments and contingent liabilities		-
Members' equity		798,454
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	977,741

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Offman Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange (the "PHLX"). It operates out of one office in New York City.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition

Securities transactions, commissions and related clearing expenses of the Company are recorded on a trade date basis.

Securities Valuation

Securities owned and securities sold, not yet purchased, principally corporate stocks, are valued at their respective fair values as determined by quoted market prices. The resulting difference between cost and market is included in income.

Depreciation

Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Amortization is provided on leasehold improvements over the life of the lease.

Use of Estimates

The representation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, such as the valuation of securities owned. These estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Income Taxes

The Company has elected to be treated as a partnership for federal, state and local purposes. As a result no income taxes are provided as they are the responsibility of the individual members of the Company. The Company is subject to the New York City Unincorporated Business Tax.

Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction cost. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

NOTE 3- FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2008.

	Fair Value	Fair Value Hierarchy
Assets		
Marketable securities	$ 224,124	Level 1
Liabilities		
Marketable securities sold short	$ 41,380	Level 1

NOTE 4- FIXED ASSETS

Fixed assets at December 31, 2008, consist of the following:

Furniture, fixtures and equipment	$ 235,023
Leasehold improvements	39,627
Accumulated depreciation and amortization	(125,199)
	$ 149,451

The Company is obligated under a noncancelable lease for office space which expires on September 30, 2011. The lease is subject to escalation based on certain increasing costs incurred by the landlord. Rent expense, included in occupancy expenses, under this lease for the year ended December 31, 2008 was $275.

The Company leases a majority of its furniture, fixtures and equipment under two capital leases. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in property and equipment:

Furniture and fixtures	$ 67,854
Equipment	102,122
Accumulated depreciation	(77,690)
	$ 92,286

NOTE 4- FIXED ASSETS (continued)

Minimum future commitments are as follows:

	Office Space	Fixed Assets Leases	Total
2009	$ 282,744	$ 52,368	$ 335,112
2010	282,744	-	282,744
2011	259,182	-	259,182
	$ 824,670	52,368	$ 877,038
Less amount representing interest		(2,929)	
Present value of minimum lease payments		$ 49,439	

NOTE 5- RISK AND CONCENTRATIONS

Substantially all securities transactions are executed, cleared through, and held in custody by one broker. This broker is a member of major securities exchanges. The Company is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Company's securities or repay amounts owed to the Company for unsettled securities transactions or amounts maintained on deposit.

Due from clearing broker represents cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and bears interest at prevailing short-term rates.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Company maintains its cash checking accounts at one major commercial bank in the Metropolitan New York City area, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $513,248 which was $413,248 in excess of its required net capital of $100,000.

NOTE 7- ALLOCATION OF RESULTS OF OPERATIONS

The Company's Class B members (the "Traders") share in percentages of their trading profits based on their individual agreements. In the event the Traders incur losses which they have not funded they are allocated to the Managing Member until the Traders have future gains to offset them. As of December 31, 2008 there were no Traders.

The company's Class A members share in the overall operating results based on a Membership Interest Purchase Agreement (the "Agreement"). Per the Agreement, individual members are responsible for their own trading losses and 85% of their trading gains, subject to recapture of prior losses. Operating profits and losses are shared 60/40 if the aggregate capital of the Company is below $6,000,000 and 77/23 if it is at least $6,000,000.

NOTE 8- INCOME TAXES

The Company has approximately $6,700,000 available to offset future New York City taxable income for the purpose of unincorporated business taxes. Accordingly, the Company has calculated a tax receivable of approximately $270,000 which has been fully reserved for since the Company is unsure that it will ever be realized.

NOTE 9- 401 (k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan (the "Plan") for the benefit of all eligible employees, who meet certain plan requirements. Under the Plan, the Company is required to match one half of employees' voluntary contributions up to 6% of compensation. The expense associated with this Plan during the year ended December 31, 2008 was $2,456.

NOTE 10- SUBSEQUENT EVENTS

In January 2009, the members made a withdrawal of $400,000. The distribution represented approximately 97% of the Company's excess net capital as of December 31, 2008.

As of January 31, 2009, the Company had net capital of $144,078 which was $44,078 in excess of its required net capital of $100,000.